CUSIP No. 36229U102	SCHEDULE 13D	Page 1 of 7 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KIT digital, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

482470200

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

May 30, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): CO

(1) Names of reporting persons JEC Capital Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): CO

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b) ☒
(3) SEC use only
(4) Source of funds (see instructions) WC/OO/BK
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 4,397,000
(9) Sole dispositive power: 0
(10) Shared dispositive power: 4,397,000
(11) Aggregate amount beneficially owned by each reporting person: 4,397,000
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 8.0%
(14) Type of reporting person (see instructions): IN

Item 1. Security and Issuer.

This statement relates to the shares of common stock (the “Common Stock”) of KIT digital, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 26 West 17th Street, 2nd Floor, New York, New York, 10011.

Item 2. Identity and Background.

This statement is filed on behalf of JEC II Associates, LLC (“JEC”), JEC Capital Partners, LLC (“Capital Partners”) and K. Peter Heiland (collectively, the “Reporting Persons”). Each of the JEC and Capital Partners is a Delaware limited liability company.

The principal business of JEC is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Capital Partners is to serve as an investment adviser to JEC. Mr. Heiland is the managing partner of Capital Partners and a member of JEC.

The address of each of the Reporting Person’s principal office is 68 Mazzeo Drive, Randolph, MA 02368.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil  proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such  proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock were acquired by purchase on the open market using JEC’s cash resources.

Item 4. Purpose of Transaction.

JEC acquired the Common Stock that it beneficially owns in the ordinary course of its business of purchasing, selling, trading and investing in securities.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Representatives of the Reporting Persons have expressed concerns to management and the board of directors of the Issuer regarding the leadership and corporate governance of its business. JEC expects to continue sharing its views with management and directors of the Issuer, and from time to time representatives of the Reporting Persons may hold additional discussions with third parties or with management or Board members of the Company in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company as a means of enhancing shareholder value.

The Reporting Persons have also had discussions with Costa Brava Partnership III L.P. and its affiliates (collectively, “Costa Brava”) regarding the Issuer. On June 8, 2012, the Reporting Persons and Costa Brava jointly proposed four candidates to the Company for prompt appointment as directors of the Issuer. Based on this joint proposal to the Issuer, the Reporting Persons and JEC may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934, as amended.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own 4,397,000 shares of Common Stock, which represents approximately 8.0%1 of the issued and outstanding shares of Common Stock.

___________________

1 Based on 54,941,040 shares of Common Stock outstanding on May 16, 2012, as determined by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, which reported a total of 47,941,040 shares of Common Stock outstanding as of May 14, 2012, and the Issuer’s Current Report on Form 8-K filed on May 15, 2012 disclosing that the Issuer had entered into a securities purchase agreement for the sale of an additional 7,000,000 shares of Common Stock. Includes 150,000 shares of common stock that the reporting persons may acquire in connection with the put option described below.

(b) Each of the Reporting Persons will have the shared power to vote or direct the vote, and the shared power to dispose of or direct the disposition of 3,850,000 shares of Common Stock, and the sole power to vote or direct the vote or to dispose or direct the disposition of no shares.

(c) JEC has purchased Common Stock on the open market in the last 60 days as follows:

Date	Number of Shares	Price Per Share[2]	Price Range[2,3]
5/3/2012	147,800	$4.40	$4.39-$4.40
5/4/2012	7,000	$4.40	$4.40-$4.48
5/10/2012	7,100	$4.45	$4.44-$4.45
5/11/2012	453,100	$4.70	$4.68-$4.70
5/14/2012	385,000	$4.41	$4.22-$4.52
5/24/2012	481,500	$3.44	$3.45-$3.64
5/25/2012	218,500	$3.50	$3.47-$3.51
5/29/2012	990,000	$3.53	$3.57-$3.79
5/30/2012	535,000	$3.47	$3.46-$3.59
5/31/2012	475,000	$3.42	$3.32-$3.50
6/01/2012	500,000	$2.93	$2.87-$3.00
6/04/2012	7,000	$2.71	$2.70-$2.71
6/06/2012	40,000	$3.15	$3.12-$3.18

Additionally, on May 7, 2012, JEC sold a put option for 150,000 shares of Common Stock at a sale price of $0.96 per share. If exercised, the put option will require JEC to purchase 150,000 shares of Common Stock at a price per share of $5.00, resulting in a net price to JEC of $4.04 per share. The put option expires on June 16, 2012.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreement with Costa Brava to jointly propose four candidates for appointment as directors of the Issuer described in Item 4 above and the put option described in Item 5(c) above, the Reporting Persons have not entered into and are not parties any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

_______________________

2 Excludes brokerage commissions in per share prices.

3 The reported price per share is a weighted average price. The shares were sold in multiple transactions at various prices within the range set forth in this column. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this column.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 8, 2012

JEC II Associates, LLC

By: /s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Manager

JEC Capital Partners LLC

By: /s/ K. Peter Heiland*
Name: K. Peter Heiland
Title:

/s/ K. Peter Heiland*
K. Peter Heiland

*By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact